UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First Quarter 2014 Earnings Presentation ABENGOA May 14, 2014

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commissionon March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda

4 Agenda

Q1 2014 Overview 1,584 M€ 7,244 M€ 159 B€ Pipeline Backlog Revenues 302 M€ EBITDA Corp. Leverage Improvement in main KPI’s 5 42 M€ Pro-Forma Net Income 2.5x Change (*) Pro-forma net income excludes the mark-to-market of derivatives (hedging and embedded options in convertible bonds): -9 M€ in Q1'14 and +50 M€ in Q1'13 * +24% +16% +58% -4% +94% Y-o-Y Y-o-Y Y-o-Y Y-o-Y Y-o-Y -0.8x Y-o-Y

ABENGOA

Q1 2014 Executive Summary

1 Positive performance of main Business KPI's…

- Strong new bookings performance (1.5 B€) with strategic contracts confirming good prospects for H2 2014
- Growing backlog +16% y-o-y and 7% q-o-q to 7,244 M€
- Pipeline growing 58% y-o-y. Expected to sign new attractive projects

2 …and a strong business momentum despite Q1 seasonality in E&C…

- Softer E&C execution, as expected, due to some large projects fully executed with corresponding negative impact on working capital in Q1
- Solid Biofuels performance with +39 M€ EBITDA and ~10% margin
- Concessions EBITDA growing +180% due to new assets brought into operation in H2 2013

3 …backed by a solid strategy…

- Yield Co on track, progressing as planned. Will provide a platform for growth and further deleverage
- Improving credit profile due to proactive access to capital markets
- Successful financial management of our concessions, monetizing value for shareholders

…make us confident to confirm 2014 Guidance and Targets

6

7 Engineering & Construction 1 As expected some big solar projects (Solana, Spain CSP) are now fully executed, driving a softer execution in Q1 Strong new bookings in Q1 proves ability of business development division to turn pipeline into backlog Strong pipeline and backlog provides good outlook for the rest of 2014 and into 2015 Bookings 1,500 M +78% YoY 7,244 M +16% YoY Backlog 159 B +58% YoY Pipeline Revenues (M) 995 91 57 Q1'13 Q1'14 -10% EBITDA (M) 137 138 70 43 Q1'13 Q1'14 Margin (M) Q1'13 Q1'14 E&C Highlights 12.7% 13.9% 76.8% 75.9% 1,083 E&C Technology and Others 1,174 207 181 -12% 1,052

8 Concessionstype Infrastructures 2 Revenues (M) 68 126 Q1'13 Q1'14 +85% EBITDA (M) 29 82 Q1'13 Q1'14 +187% Margin (M) Q1'13 Q1'14 Concessions Highlights 42.0% Equity Invest. 69 M in concessions Installed Capacity Total Equity BV 3,510 M as of Mar. 2014 35 in operation Total # of Assets 24 constr./develop. 65.0% 1,223 MW 2,660 KM 693 MW 660 ML/day Increase in EBITDA margins due to higher contribution of Solana CSP and Pemex cogeneration plants, and better operating efficiencies achieved Larger contribution expected in 2014 from concessions as new assets come into operation in 2014: Mojave, Norte Brasil, Palmatir and Tenes Advanced negotiations with equity partners in Brasil for the new T&D lines. Expected to be closed by end of Q2 2014

ABENGOA

Industrial Production Highlights

3

Industrial Production

- +360% EBITDA growth y-o-y thanks to significantly higher Crush Spread in US, compensating a still challenging environment in Europe
- Revenues flat y-o-y, despite higher volumes, due to lower ethanol prices in Europe. Brazil null contribution due to plantation season
- Hugoton will start operations by end of Q2, currently at 98% completion

Q1 2014 KPI's

Ethanol Produced	545 ML vs 403 ML Q1 2013
Crush Spread	~0.86 $ Vs 0.45 $ Q1 2013
Hugoton	Start-up in Q2



Q1 '14 Operating Segment Analysis


Revenues (M€)
+0%
406
406
Q1'13
Q1'14
EBITDA (M€)
+360%
8
39
Q1'13
Q1'14
Margin (M€)
2.1%
9.5%
Q1'13
Q1'14



9

Geographic Diversification Consolidated presence in the five continents, with North and South America as our key geographies Q1 2013 Q1 2014 10 45% 202 M 13% 45 M 3 % South America 24% 322 M 20% 34% 157 M 1,584 M Diversifying our business mix to capture global growth opportunities Spain 10% 9% 13% Rest of EU 7% ME, Asia & Oceania 136 M 9% 13% Africa North America *Includes USA and Mexico * 722 M

ABENGOA

Technology Update

Continued development of our technology

Cutting Edge Technologies	Milestones of the year
Solar Technologies	› **Solana,** the largest solar power plant of its kind, **fully operating.** Meets expected **production** helping utility **cover demand peaks at night** › **SpaceTube** (larger aperture trough) **already under successful pilot operation in Solúcar** › **Cerro Dominador molten salts tower** to **cover base load i**n Chile with more than **80% capacity factor**
Biotech Enzymes	› **Ready to produce commercial cellulosic enzymes** in June for Hugoton start up**,** after a technology transfer process to the production plant and successfully tested.
Bio-refineries	› **Continue with Hugoton 2G ethanol commissioning phase to achieve full operation scale by end of Q2 2014** › **Developing new bioproducts (octanol and dodecanol) in our proprietary n-butanol production process, allowing us diversifying markets**
Waste to biofuel (W2B)	› Demonstration plant start-up, already treated, 1,195 tons of municipal solid waste producing 11,640 l ethanol **100% purity**
Water Desalination	› **Abengoa** to **acquire 25%** of **Chinese water** company **Greentech**, a leader in the Chinese wastewater treatment and reuse market › **Demonstration plant for wastewater treatment from shale gas water produced ready for commissioning**
Applied & Awarded Patents	› **9 new patents applications** with **more than 113 patents granted out of 268 patents** applied › An increase of **28% YoY on patents applications**








re·search

11

12 Agenda 2014 Outlook & Targets 3 Appendices 4 Strategy & Business Update 1 2014 Outlook & Targets Appendices Strategy & Business Update Financial Overview 2

Q1 2014 Financial Performance 13 Revenues EBITDA Pro-Forma Net Income 1,584 M 302 M 42 M +94% YoY Positive performance of -4% YoY +24% YoY Corporate Net Debt LTM Corporate EBITDA 2,421 M 975 M +37% YoY 1 2 E&C Backlog E&C Pipeline 7,244 M 159 B +16% YoY +7% QoQ Corporate Leverage 2.5x Corporate CAPEX 90 M -67% YoY * (*) Pro-forma net income excludes the mark-to-market of derivatives (hedging and embedded options in convertible bonds): -9 M in Q1'14 and +50 M in Q1'13 +58% YoY +15% QoQ +0.3x vs Dec - +14% vs Dec

ABENGOA

Q1 2014 Financial Performance (cont'd)

… with a great potential for Corporate Free Cash Flow generation

3

… but setting the path for a positive FCF generation…

✓ Ebitda Growth Potential

- 3.5 B€ backlog for rest of 2014E
- Improved performance of Biofuels
- 4 new concessions to reach COD in 2014 with an annual Ebitda contribution of ~150 M€

✓ Reduced Corporate Capex

- 90 M€ corporate capex in Q1 '14
- Commitment to 450 M€ in 2014

✓ Improving Financing Cost

- Mar'14 HY Bond issued @ 6.00% to replace 9.625% HY Bond
- S&P changes outlook to Positive

4

… and proactively monetizing investment in concessions

✓ Yieldco

- Progressing as planned
- Platform for future equity recycling

✓ ATS

- Refinancing existing mini-perm facility through capital markets, issuing a project bond with 21 yrs. of avg. life due 2043
- 62 M$ cash as equity unlock

✓ Qingdao / Linha Verde

- Continue to sell individual assets on an opportunistic basis
- Qingdao / Linha Verde disposals near financial close

14

Strong bookings during Q1 strengthens backlog E&C Backlog 15 6,796 Water Renewable Power Conventional Power T&D Others Industrial Plants 6.3 6.8 7.2 Mar. 2013 Dec. 2013 Mar. 2014 Backlog (B) 21% 11% 25% 21% 8% 14% Europe Rest of South America North America Brazil Asia Region +16% 28% 31% 20% 8% 1% 12% New significant awards in Q1 2014 drive backlog to very healthy levels Approx. 48% of total backlog expected to convert into revenues in the remainder of 2014E Higher weight of Solar as the new 110 MW CSP Chilean plant is included in Backlog Africa (*) Includes USA and Mexico * +7%

Proactive management of Corporate Net Debt to meet 2014 leverage targets Net Debt Position 16 Dec. 2013 Mar. 2014 Concessions NR Net Debt (1) 4,883 5,850 6,087 Total Net Debt Position 7,257 7,974 8,508 Corporate Net Debt 2,374 2,124 2,421 Mar. 2013 Concessions NR Net Debt / NR EBITDA Corporate net debt / Corporate EBITDA 2.2x 3.3x 8.7x 2.5x 7.7x 7.2x Total Consolidated Net Leverage Ratio 7.3x 5.8x 6.0x (2) Further deleverage expected once asset base is fully operational yielding an on-going Concessions Net Debt / Ebitda of 6.0-6.5x (1) Includes 390 M of Industrial Production Non-recourse Net Debt from 5 plants (2) Excluding pre-operational debt and including annualised Ebitda contribution from assets recently brought into operation

17 Improved Maturity Profile Reinforced and extended maturity profile, diversified in sources No refinancing needs through 2015 Rest of 2014E 2015E 2016E 2017E 2018E 2019E Syndicated Loans Other corp. debt Convertible Bonds Expected UoP from Capital Increase and HY Notes 2020E Bonds 2021E+ 88 49 172 112 111 63 125 0 500 473 550 327 500 9 313 678 250 400 E+513bps (2) 4,50% 8,875% 6,25% 6,00% 7,75% E+470bps 8,50% 8,875% Proven continued proactive approach to maturity management (2) Includes cost of hedging 317 2 186 1 300 192 9,625% E+ 6,8 (1) If converted, company has elected to settle in shares (1) @ 6.00% to replace 9.625% HY Bond (2) Healthy balance between Debt Capital Markets (64%) and Bank Debt (36%) post-refinancings Outstanding syndicated loan reduced from 1.8 B to 1 B

Cash generated from operations affected by seasonality, with disciplined investment Cash-flow Overview 18 Cash as of March 31, 2014 EBITDA 244 302 Working Capital (232) (573) Net Interest Paid (95) (135) Taxes & Other Financial Cost 18 (32) Non-monetary Adjust. 24 (11) Discontinued operations 21 0 Cash generated from operations (68) (449) M Q1 2014 Total CAPEX invested (628) (360) Other net investments (73) (19) Cash used in investing activities (701) (379) M Proceeds from loans & borrowings 898 1,297 (269) (254) Others (11) 12 Discontinued operations 20 0 Net Cash from financing activities 638M 1,055 M Net increase (decrease) in cash and cash equiv. 227 M (90) M Cash as of 3,181 M 2,952 M 2 M FX (0) M Disc. Op. Q1 2013 Repayment of loans & borrowings & other activities

19 Agenda Appendices 4 Strategy & Business Update 1 Financial Overview 2 Appendices Strategy & Business Update Financial Overview 2014 Outlook & Targets 3

ABENGOA

FY 2014 Business Guidance & Targets

2014 Guidance Confirmed

1 Q1 2014 Highlights

- Positive Performance of Main Business KPI's
- Strong Business Momentum despite Q1 Seasonality
- Concessional operations growing with new operating assets and YieldCO project progressing as planned
- Biofuels confirms its recovery in the US with continued weaker environment in EU

2 FY 2014E Earnings Guidance & Key Financial Targets

FY 2014E Earnings Guidance Confirmed

	€ in Millions	YoY Growth
Revenues:	7,900 - 8,000	+ 7% - 9%
Ebitda:	1,350 - 1,400	+10% - 14%
Corporate Ebitda:	860 - 885	+3% - 6%

On Track to meet Key Financial Targets

Net Corp. Leverage:	~2.0x
Corporate Capex:	~€450m
Corporate FCF:	> €0m*

20

*Positive Corporate FCF: corporate EBITDA - corporate CAPEX - interest expense on net corporate debt - income tax paid ± change in working capital

21 Agenda 2014 Outlook & Targets 3 Strategy & Business Update 1 Financial Overview 2 2014 Outlook & Targets Strategy & Business Update Financial Overview Appendices 4

22 Results by Activity in Millions Revenues EBITDA EBITDA Margin Q1 2014 Q1 2013 Var (%) Q1 2014 Q1 2013 Var (%) Q1 2014 Q1 2013 Engineering and Construction E&C 995 1,083 -8% 138 137 1% 13.9% 12.7% Technology & Others 57 91 -37% 43 70 -38% 75.9% 76.8% Total E&C 1,052 1,174 -10% 181 207 -12% 17.3% 17.6% Concession-type Infrastructure Solar 55 36 49% 29 15 89% 52.8% 41.7% Water 10 9 12% 7 6 18% 67.4% 64.2% Transmission 23 12 100% 16 7 133% 69.7% 59.6% Cogen. & other 38 11 253% 30 1 5,572% 79.0% 4.9% Total Concessions 126 68 85% 82 29 187% 65.0% 42.0% Industrial Production Biofuels 406 406 0% 39 8 360% 9.5% 2.1% Total Industrial Production 406 406 0% 39 8 360% 9.5% 2.1% Total 1,584 1,648 -4% 302 244 24% 19.1% 14.8%

2% 20% 14% 10% 20% 25% 9% North America Rest of EU Asia & Oceania Rest of South America 11% 12% 38% 17% 11% 10% Our growing pipeline of opportunities spans great visibility on future results 23 E&C Results Visibility - Pipeline Continued effort to increase business opportunities Pipeline increases in all segments, with conventional power projects increasing their share 99.3 110.2 124.5 139.0 159.4 Mar. Jun. Sep. Dec. 2013 Pipeline Evolution (B) +58% Region Water Renewable Power Conventional Power T&D Others Industrial Plants Spain Brazil Africa Increasing pipeline in all regions Very well diversified worldwide Similar distribution to FY 2013, confirming higher weight from developing economies Growing Pipeline in All Global Regions and Sectors 2014 +15% Mar.

ABENGOA

Capex under construction by segment (I)

Amounts based on the company's best estimate as of Mar. 31, 2014. Actual investments or timing thereof may change.

(M€)	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Total Debt
Solar						1,946	316	46	21	249
Mojave[1]	280 MW	100%	US	Q3 14	55	1,128	110	24	0	86
South Africa 100 MW[1]	100 MW	51%	S.Africa	Q1 15	81	537	146	14	13	119
South Africa 50 MW[1]	50 MW	51%	S.Africa	Q1 15	46	281	60	8	8	44
Biofuels						538	85	16	38	31
Hugoton[1]	95 ML	100%	US	Q2 14	-	538	85	16	38	31
Power Generation						193	47	15	13	19
Uruguay Wind (Palmatir)	50 MW	100%	Uruguay	Q2 14	11	106	2	2	0	0
Cadonal Wind	50 MW	50%	Uruguay	Q1 15	8	87	45	13	13	19
Water						779	398	116	159	123
Tenes	200,000 m3/day	51%	Algeria	Q3 14	17	192	27	3	3	21
Ghana	60,000 m3/day	56%	Ghana	Q1 15	10	92	26	4	3	19
Zapotillo	3.80 m3/sec	100%	Mexico	Q1 17	12	495	345	109	153	83
Transmission						1,049	141	62	54	25
Norte Brasil	2,375 km	51%	Brazil	Q3 14	66	934	116	56	54	6
ATN 3	355 km	100%	Peru	Q3 16	10	115	25	6	0	19
						4,505	**987**	**255**	**285**	**447**

Additional Projects with Limited Equity Investment [2]

	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Total Debt
Ashalim CSP Plant	110 MW	50%	Israel	Q2 17	n/a	805	n/a	54	n/a	n/a
Xina	100 MW	40%	S.Africa	Q4 16	n/a	647	n/a	68	n/a	n/a
Uruguay Wind (Palomas)	70 MW	50%	Uruguay	Q4 15	n/a	114	n/a	11	n/a	n/a
New Brazilian T&D lines	5,783 Km	Limited to EPC Margin	Brazil	Q1-Q4 16	n/a	1,925	n/a	197	n/a	n/a
A3T	240 MW	100%	Mexico	Q1 17	n/a	591	333	93	0	240
Hospital Manaus	300 beds	60%	Brazil	Q1 17	n/a	168	138	15	10	113
Corfo CSP Plant	110 MW	30%	Chile	Q4 16	n/a	n/a	n/a	58	n/a	n/a

Total Equity Capex 751

[1]This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

2Projects where financing and/or partner's contribution still pending to be secured

24

ABENGOA

Capex under construction by segment (II)

Amounts based on the company's best estimate as of March 31, 2014. Actual investments or timing thereof may change.

(M€)	2014				2015				2016+			
	Pending Capex	ABG Equity	Partners	Debt	Pending Capex	ABG Equity	Partners	Debt	Pending Capex	ABG Equity	Partners	Debt
Solar	**288**	**43**	**19**	**226**	**28**	**3**	**2**	**23**	**0**	**0**	**0**	**0**
Mojave[1]	110	24	0	86	0	0	0	0	0	0	0	0
South Africa 100 MW[1]	118	11	11	96	28	3	2	23	0	0	0	0
South Africa 50 MW[1]	60	8	8	44	0	0	0	0	0	0	0	0
Biofuels	**85**	**16**	**38**	**31**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Hugoton[1]	85	16	38	31	0	0	0	0	0	0	0	0
Other Power Generation	**47**	**15**	**13**	**19**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Uruguay Wind	2	2	0	0	0	0	0	0	0	0	0	0
Cadonal Wind	45	13	13	19	0	0	0	0	0	0	0	0
Water	**103**	**12**	**30**	**61**	**155**	**59**	**63**	**33**	**140**	**45**	**66**	**29**
Tenes	27	3	3	21	0	0	0	0	0	0	0	0
Ghana	26	4	3	19	0	0	0	0	0	0	0	0
Zapotillo	50	5	24	21	155	59	63	33	140	45	66	29
Transmission	**116**	**56**	**54**	**6**	**0**	**0**	**0**	**0**	**25**	**6**	**0**	**19**
Norte Brasil	116	56	54	6	0	0	0	0	0	0	0	0
ATN 3	0	0	0	0	0	0	0	0	25	6	0	19
Ashalim[2]	n/a	0	n/a	n/a	n/a	54	n/a	n/a	n/a	0	n/a	n/a
Xina[2]	n/a	15	n/a	n/a	n/a	33	n/a	n/a	n/a	20	n/a	n/a
Uruguay Wind (Palomas)[2]	n/a	3	n/a	n/a	n/a	8	n/a	n/a	n/a	0	n/a	n/a
New Brazilian T&D lines[2]	n/a	0	n/a	n/a	n/a	131	n/a	n/a	n/a	66	n/a	n/a
ACT3[2]	88	32	n/a	56	152	38	n/a	114	93	23	n/a	70
Hospital Manaus[2]	121	13	9	99	17	2	1	14	n/a	n/a	n/a	n/a
Corfo CSP Plant[2]		41				14				3		
Total Equity Capex	**246**				**342**				**163**			

[1]This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

[2]Projects where financing and/or partner's contribution still pending to be secured

25

Asset Portfolio Capacity 26 Revenue visibility backed by our solid asset portfolio Solar (MW) 2,660 9,740 2,660 Mar. 2014 2017E 560 260 660 820 Mar 2014 2015E (1) Includes 286 MW of capacity of bioethanol plants cogeneration facilities (2) Assumes sale of Qingdao Cogeneration & Others(1) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed 3,175 95 3,175 3,270 Mar. 2014 2014E Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 1,223 1,223 430 320 Mar. 2014 2017E 392 170 693 863 Mar. 2014 2016E 12,400 1,863 (2)

Thank you ABENGOA May 14, 2014

QUARTERLY INFORMATION

(QUARTERLY ADVANCE OF THE FINANCIAL RESULTS):

QUARTER: First	YEAR: 2014

PERIOD ENDED: 03/31/2014

I. IDENTIFYING INFORMATION OF THE ISSUER

Company name:	ABENGOA, S.A.

	Campus Palmas Altas, calle Energía Solar nº 1, 41014	TAX Number:
Registered Office:	Sevilla	A-41002288

II. COMPLEMENTARY INFORMATION

III. INTERMEDIATE STATEMENT

Additional information attached

(1) If quarterly financial report published contains all information required in C) section, it will not be necessary to publish the intermediate management statement corresponding to the first quarter of 2014, which the minimum information required is established in B) section.

IV. QUARTERLY FINANCIAL REPORT

Additional information attached

ABENGOA

Evolution of the Business

First Quarter 2014

Results Q1 14 (Jan-Mar)

Contents

1.	Key Figures	3

	Financial Figures	3

	Operating Figures	3

2.	Consolidated Income Statements	5

	Revenues	5

	Ebitda	5

	Net Financial Expense	6

	Corporate Income Tax	6

	Profit for the year from continuing operations	6

	Profit from discontinued operations, net of tax	6

	Profit for the year attributable to the parent company	6

3.	Results by activities	8

	Engineering and Construction	8

	Concession-type infrastructures	9

	Industrial Production	9

4.	Consolidated Balance Sheet	10

	Consolidated Balance Sheet	10

	Composition of Net Debt	11

5.	Consolidated cash flow statements	12

6.	Capex plan	13

	Pending Capex as of March 31, 2014.	13

7.	Significant Events Reported to the CNMV	14

8.	Evolution of the share price	15

1. Key Figures

Financial Figures

•                  Revenues fell by 3.9% to €1,584 M compared to the same period in 2013.

•                  Ebitda increased by 23.9% to €302 M compared to the same period the previous year.

Consolidated P&L (€M)	Q1 2014	Var (%)	Q1 2013
Revenues	1,584	(3.9)%	1,648
Ebitda	302	+23.9%	244
Ebitda Margin	19.1%		14.8%
Net Profit	33	(55.0)%	72

Proforma Net Profit (*)	42	+94.0%	22

Statement of Financial Position (€M)	03/31/2014	Var (%)	12/31/2013
Total Assets	21,688	+2.5%	21,153
Total Equity	1,864	(1.6)%	1,893
Net Corporate Debt	(2,421)	+14.0%	(2,124)

Share Performance	Q1 2014	Var (%)	Q1 2013
Last Quote (€/B share) (March 28)	3.37	+74.6%	1.93
Capitalization (shares A+B) (€M) (March 28)	2,843.1	+167.5%	1,062.7
Daily average traded volume (shares A+B) (€M)	28.6	+439.6%	5.3

(*)“Pro-forma net income excludes the mark-to-market of derivatives and hedging and embedded options in convertible bonds: -9 M€ in Q1’14 and +50 M€ in Q1’13”

Operating Figures

•                  The international activity represents approximately 90% of the consolidated revenues, with North America (USA & Mexico) being the leading region accounting for 46% of the total.

•                  The Engineering backlog as of March 31, 2014 was €7,244 M, 7% higher than backlog as of December 31, 2013.

Key Operational Metrics	Mar-14	Mar-13	Var (%)
Transmission Lines (km)	2,660	2,062	+29.0%
Water Desalination (Cap. ML)	660	660	+0.0%
Cogeneration (GWh)	693	693	+0.0%
Solar Power Assets (MW)	1,223	843	+45.1%
Biofuels (ML per year)	3,175	3,175	+0.0%

2. Consolidated Income Statements

M€	Q1 2014	Q1 2013	Var (%)

Revenues	1,584	1,648	(3.9)%
Operating Expenses	(1,282)	(1,404)	(8.7)%

Ebitda	302	244	+23.9%

Depreciation and amortization	(96)	(88)	+9.6%

Net Operating Profit	206	156	+32.0%

Financial Expense, net	(183)	(78)	+134.6%

Share of (loss)/(profit) of associates	(3)	(9)	(68.4)%

Profit Before Income Tax	20	69	(71.6)%

Income Tax Expense	9	2	+340.4%

Profit for the year from continuing operations	29	71	(60.0)%

Profit (loss) from discontinued operations, net of tax	0	9	(100.0)%

Profit of the year	29	80	(64.4)%

Non-controlling interest	4	(8)	n.a.

Net Income attributable to the parent company	33	72	(55.0)%

Revenues

Abengoa’s consolidated revenues for the first quarter of 2014 fell by 3.9% to €1,584 M compared to €1,648 M in the same period of 2013. This decline is primarily due to lower revenues in Engineering and Construction as a result of the completion of major projects, such as the Solana solar-thermal plant in the USA, and lower level of execution in projects that will end this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind farm in Uruguay.

Ebitda

EBITDA for the first quarter of 2014 was €302 M, an increase of 23.9% compared to €244 M in the same period of the previous year. This increase was primarily driven by a higher contribution from the concessions activity and larger margins in the bioenergy activity.

Net Financial Expense

The net financial expense increased from -€78 M in the first three months of 2013 to -€183 M in the same period in 2014. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various large projects; also due to the higher interest accrued on other debts as a consequence of the new notes issued in the last quarter of 2013, as well as, the negative effect on the valuation of interest rate derivatives. Finally, this increased in financial expenses were also due to the change in fair value of embedded derivatives of the convertible notes, net of change in fair value of the call options over Abengoa’s own share, which hedge the embedded derivatives partially.

Corporate Income Tax

Corporate income tax increased from a benefit of €2 M in the first three months of 2013 to a benefit of €9 M for the same period in 2014 and was affected by various incentives for exporting goods and services from Spain; investment in R&D+i activities and the contribution to Abengoa’s profit from results from other countries; as well as existing tax legislation.

Profit for the year from continuing operations

Given all of the above, Abengoa’s income from continuous operations fell by 60.0%, from €71 M in the first three months of 2013 to €29 M for the same period in 2014.

Excluding the impact of the mark-to-market valuation of the derivatives and of the hedging and embedded options in the convertible bonds, the profit would have increased by 81.0% from €21 M in the first quarter of 2013 to €38 M in the same period of 2014.

Profit from discontinued operations, net of tax

Includes income from Befesa in March 2013, sold in June 2013.

Profit for the year attributable to the parent company

The profit attributable to Abengoa’s parent company decreased by 55.0% from €72 M for the first quarter of 2013 to €33 M for the same quarter in 2014.

Excluding the impact of the mark-to-market valuation of the derivatives and of the hedging and embedded options in the convertible bonds, the net income would have increased by 94.0% from €22 M in the first quarter of 2013 to €42 M in the same period of 2014.

3. Results by activities

	Revenues			Ebitda			Margin
M€	Q1 2014	Q1 2013	Var (%)	Q1 2014	Q1 2013	Var (%)	Q1 2014	Q1 2013

Engineering and Construction
E&C	995	1,083	(8.1)%	138	137	+1.1%	13.9%	12.7%
Technology & Others	57	91	(37.5)%	43	70	(38.3)%	75.9%	76.8%
Total	1,052	1,174	(10.4)%	181	207	(12.2)%	17.3%	17.6%

Concession-type infrastructures
Solar	55	36	+49.5%	29	15	+89.2%	52.8%	41.7%
Water	10	9	+12.1%	7	6	+17.6%	67.4%	64.2%
Transmission	23	12	+99.6%	16	7	+133.4%	69.7%	59.6%
Cogeneration & Others	38	11	+253.0%	30	1	+5571.9%	79.0%	4.9%
Total	126	68	+85.1%	82	29	+186.5%	65.0%	42.0%

Industrial Production
Bioenergy	406	406	+0.0%	39	8	+360.0%	9.5%	2.1%
Total	406	406	+0.0%	39	8	+360.0%	9.5%	2.1%

Total	1,584	1,648	(3.9)%	302	244	+23.9%	19.1%	14.8%

Engineering and Construction

•                  Revenues in Engineering and Construction fell by 10.4% to €1,052 M compared to € 1,174 M the previous year, while EBITDA declined by 12.2% to €181 M versus €207 M in the first quarter 2013. The decline in revenues was mainly as the result of the finalization in the execution of various major projects, such as the Solana solar-thermal plant in the USA; a lower level of execution in projects that will be completed this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind plant in Uruguay; as well as lower technology license revenues in Solar.

These declines were partially offset by a higher execution in combined cycle plants in Mexico and the USA and new transmission lines in Brazil, as well as the start of the engineering and design of a solar-thermal project in Chile.

Concession-type infrastructures

•                  Revenues in Concession-type Infrastructures increased by 85.1%, to €126 M compared to €68 M in the same period of 2013, while EBITDA increased by 186.5% from €29 M during the first quarter of 2013 to €82 M for the same period of 2014. These increases were primarily due to the contribution of several concessional assets that were brought in operation during the last quarters, which did not have any contribution in the first quarter of 2013. These assets were the Manaus transmission line in Brazil and the ATS line in Peru, the cogeneration plant for Pemex in Mexico and the Solana solar-thermal plant in the USA, among others.

Industrial Production

•                  Bioenergy revenues remained stable at €406 M, EBITDA rose from €8 M in the first quarter of 2013 to €39 M in the first quarter of 2014, mainly driven by higher margins in the USA during the first three months of the year caused by an improvement in the Crush Spread.

4. Consolidated Balance Sheet

Consolidated Balance Sheet

Assets (€M)	03/31/2014	12/31/2013

Intangible assets	838	842
Tangible fixed assets	1,268	1,274
Fixed assets in projects	10,172	9,914
Financial in associates	825	836
Financial investments	715	761
Deferred tax assets	1,300	1,281
Non-current assets	15,118	14,908

Inventories	342	331
Clients and other receivable accounts	1,905	1,870
Financial investments	975	926
Cash and cash equivalents	3,181	2,952
Assets held for sale	167	166
Current assets	6,570	6,245

Total Assets	21,688	21,153

Shareholders’ Equity and Liabilities (€M)	03/31/2014	12/31/2013

Capital and reserves	1,258	1,321
Non-controlling interest	606	572
Total Equity	1,864	1,893

Long-term non-recourse financing	5,413	5,736
Corporate financing	4,970	4,735
Grants and other liabilities	956	646
Provisions and Contingencies	80	78
Derivative financial instruments	275	267
Deferred tax liabilities and	344	327
Personnel liabilities	34	30
Total non-current liabilities	12,072	11,819

Short-term non-recourse financing	1,022	585
Corporate financing	1,402	919
Trade payables and other current liabilities	4,865	5,514
Current tax liabilities	281	247
Derivative financial instruments	56	45
Provisions for other liabilities and expenses	7	10
Liabilities held for sale	119	121
Total current liabilities	7,752	7,441

Total Shareholders’ Equity and Liabilities	21,688	21,153

Composition of Net Debt

€M	03/31/2014	12/31/2013	03/31/2013

Total net corporate debt	2,421	2,124	2,374

Total non-recourse debt	6,087	5,850	4,883

Total Net Debt Position	8,508	7,974	7,257

LTM Total Ebitda	1,423	1,365	994
LTM Corporate Ebitda	975	978	711

Total net corporate debt / Ebitda Corporate	2.5	2.2	3.3

Total Net debt / Ebitda	6.0	5.8	7.3

5. Consolidated cash flow statements

€M	Q1 2014	Q1 2013

Profit from continuing operations	29	71
Non-monetary adjustments to the profit	222	148
Profit from continuing operations adjusted by non-monetary items	251	219
Variations in working capital	(573)	(232)
Income tax received / paid	8	18
Interest received/paid	(135)	(95)
Discontinued operations	0	21
Net Cash Flows from operating activities	(449)	(68)

Total CAPEX invested	(360)	(628)
Other net investments	(19)	(73)

Net Cash Flows from investing activities	(379)	(701)

Net Cash Flows from financing activities	1,055	638

Net increase/(decrease) of cash and equivalent	227	(132)

Cash at beginning of year	2,952	2,413
Translation differences cash or equivalent	2	36
Discontinued operations	0	(79)

Cash and cash equivalent at end of the period	3,181	2,237

6. Capex plan

Pending Capex as of March 31, 2014.

(1)This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

(2)Projects where financing and/or partner’s contribution still pending to be secured

7. Significant Events Reported to the CNMV

Details of the Relevant Event corresponding to the first quarter of 2014:

•                  Written Communication of 17/01/14, Capital reduction to meet requests to convert the company’s Class A shares into Class B shares.

•                  Written Communication of 11/02/14, Quarterly information on the Class B liquidity agreement with Santander Investment Bolsa, S,V, corresponding to the fifth quarter of transactions carried out under the liquidity agreement.

•                  Written Communication of 20/02/14, Half-yearly financial information relating to the second half of 2013, CNMV file format.

•                  Written Communication of 24/02/14, Quarterly information on the Class A liquidity agreement with Santander Investment Bolsa, S,A.

•                  Written Communication of 26/02/14, Admission to trading of the new Class B shares at the end of the eighth partial conversion period.

•                  Written Communication of 03/03/14, Confidential filing with the SEC in the USA about a “yieldco” vehicle.

•                  Written Communication of 04/03/14, Notice of the Ordinary General Shareholders’ Meeting.

•                  Written Communication of 12/03/14, Report of 20 February 2014 on Abengoa’s process of submitting its financial statements for 2013.

•                  Written Communication of 12/03/14, Supplementary filing clarifying Significant Event Nº, 201810.

•                  Written Communication of d 19/03/14, Filing of Financial Statements in format “20-F” with the US Securities and Exchange Commission (SEC) .

•                  Written Communication of 21/03/14, Pricing of the bond issue by Abengoa Finance, S,A,U, for €500 M.

8. Evolution of the share price

According to data provided by Bolsas y Mercados Españoles (BME), in the first quarter of 2014 a total of 45,965,253 Class A shares and 558,254,461 Class B shares in the company were traded, equivalent to an average daily trading volume of 729,607 Class A shares and 8,861,181 Class B shares, The average daily traded cash volume was €2.6 M for Class A shares and €25.6 M for Class B shares.

	Share A		Share B
Stock Price	Total	Daily	Total	Daily
Volume (thousands of shares)	45,965	730	558,254	8,861
In Cash (M€)	161	3	1,612	26

Quotes	Value	Date	Value	Date
Last	4.06	31 Mar	3.37	31 Mar

Maximum	4.41	10 Mar	3.60	10 Mar
Average	3.50		2.88
Minimum	2.36	03 Jan	2.06	02 Jan

The last price of Abengoa’s shares in the first quarter of 2014 was 4.062 euros for Class A shares, some 68% higher than at the end of 2013; and 3.374 euros per Class B share, 55% higher than the close of 2013.

Since its IPO in November 29, 1996, the value of the company has risen by 1,279%, which means its initial value has increased more than 12 times. The selective IBEX-35 index has risen by 122% during the same period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: May 14, 2014